UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC

(Translation of registrant’s name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CADELER PLC:      MANDATORY NOTIFICATION OF TRADE BY PRIMARY INSIDERS AND CLOSE ASSOCIATES OF PRIMARY INSIDERS

4 November 2026: Reference is made to the stock exchange announcement made by Cadeler plc ("Cadeler") earlier today regarding delivery of shares to accepting shareholders in the voluntary share for share exchange offer made by Cadeler to all holders of shares in Cadeler A/S, including shares represented by American Depositary Shares (each representing four (4) shares in Cadeler A/S) through DTC and VPS.

The following primary insiders and close associates of primary insiders have today received shares in Cadeler as part of the settlement of the offer:

•	Mikkel Gleerup, Chief Executive Officer;

•	Peter Brogaard Hansen, Chief Financial Officer;

•	Emanuele A. Lauro, Vice Chair of the Board of Directors;

•	BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chair of the Board of Directors;

•	Scorpio Holdings Limited, a person closely associated with Emanuele A. Lauro, Vice Chair of the Board of Directors;

•	Scorpio Services Holding Limited, a person closely associated with Emanuele A. Lauro, Vice Chair of the Board of Directors; and

•	James B. Nish, a member of the Board of Directors.

Please see the attached forms for further details.

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler

Cadeler plc (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is expected to be listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CDLR) on 5 November 2026. For more information, please visit www.cadeler.com.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

Details of the person discharging managerial responsibilities/person closely associated
Name	Mikkel Gleerup
Reason for the notification
Position/status	Chief Executive Officer
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	324,497

Aggregated information - Aggregated volume - Aggregated price	324,497 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	Peter Brogaard Hansen
Reason for the notification
Position/status	Chief Financial Officer
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	120,938

Aggregated information - Aggregated volume - Aggregated price	120,938 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	BW Altor Pte. Ltd.
Reason for the notification
Position/status	Person closely associated with Andreas Sohmen-Pao, Chair of the Board of Directors
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	109,352,090

Aggregated information - Aggregated volume - Aggregated price	109,352,090 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	Emanuele A. Lauro
Reason for the notification
Position/status	Vice Chair of the Board of Directors
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	2,065,912

Aggregated information - Aggregated volume - Aggregated price	2,065,912 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	Scorpio Holdings Limited
Reason for the notification
Position/status	Person closely associated with Emanuele A. Lauro, Vice Chair of the Board of Directors
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	41,385,792

Aggregated information - Aggregated volume - Aggregated price	41,385,792 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	Scorpio Services Holding Limited
Reason for the notification
Position/status	Person closely associated with Emanuele A. Lauro, Vice Chair of the Board of Directors
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	7,971,033

Aggregated information - Aggregated volume - Aggregated price	7,971,033 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

Details of the person discharging managerial responsibilities/person closely associated
Name	James B. Nish
Reason for the notification
Position/status	Member of the Board of Directors
Initial notification /Amendment	Initial notification
Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
Business name	Cadeler plc
LEI code	213800IG54URWEOWN718
Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type of transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
Description of the financial instrument/type of instrument	Shares
Identification code	ISIN: GB00BN49H029
Nature of the transaction	Receipt of shares as consideration in the voluntary share exchange offer by Cadeler plc to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00.

Price(s) and volume(s)	Currency	Price(s)	Volume(s)
	NOK	0	124,428

Aggregated information - Aggregated volume - Aggregated price	124,428 shares 0 NOK
Date of the transaction	2026-11-04
Place of the transaction	XOFF – Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadeler plc

By:	/s/ Alexander Simmonds
	Name:	Alexander Simmonds
	Title:	Corporate Secretary

Date: November 4, 2026